Exhibit 99.1

Continued Institutionalization of Crypto Payments Infrastructure

NEW YORK CITY, NY / ACCESS Newswire / June 23rd, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Across the week, activity in the crypto payments sector appeared to concentrate around five areas: merchant stablecoin acceptance, card-network settlement, institutional payment infrastructure, enterprise treasury orchestration, and regulatory calibration. In the view of Black Titan Corporation, these developments suggest that stablecoins are increasingly being assessed not only as digital assets, but also as potential settlement, liquidity, and payment-infrastructure tools.

During the week, publicly disclosed market developments included stablecoin acceptance capabilities for enterprise merchants, expanded card-network settlement options involving regulated stablecoins, private stablecoin settlement exploration for institutional payments, stablecoin acceptance infrastructure for payment service providers and fintechs, and new stablecoin orchestration capabilities for businesses managing fiat and onchain payment flows.

In the view of Black Titan Corporation, merchant acceptance remains one of the most important indicators for the next phase of crypto payments. Stablecoin payments are unlikely to scale broadly if merchants are required to manage wallets, private keys, blockchain integrations, liquidity, reconciliation, and settlement risk directly. Recent developments suggest that infrastructure providers are increasingly focused on abstracting those requirements so that merchants may accept stablecoin payments while continuing to operate within familiar payment-service-provider and fiat-settlement environments.

Black Titan also notes that card-network settlement is becoming an important area of industry experimentation. Stablecoin settlement is being evaluated not only as a consumer-facing payment method, but also as a potential tool for improving settlement timing, liquidity management, transparency, and availability across payment networks. These initiatives remain subject to operational, regulatory, and counterparty-risk considerations, but they indicate that major payment networks are actively examining how stablecoins may fit into existing settlement architecture.

Institutional settlement was another area of focus during the period. Developments involving privacy-enabled settlement infrastructure and stablecoin rails for institutional payment flows suggest that market participants are seeking ways to combine blockchain-based settlement with the confidentiality, compliance, and data-control requirements of regulated financial institutions. In the Company’s view, privacy and permissioning will likely remain important design considerations for institutional stablecoin adoption.

Black Titan also observed continued activity around stablecoin distribution and liquidity access. Recent developments involving exchange integrations, payments-first blockchain infrastructure, and stablecoin access in local markets suggest that distribution is becoming a central competitive factor. Stablecoins may have limited utility unless users, merchants, institutions, and payment intermediaries can access reliable on-ramps, off-ramps, liquidity, custody, and settlement pathways.

Enterprise treasury and payment orchestration also continued to evolve. New infrastructure allowing businesses to send, receive, reconcile, and manage stablecoin payments alongside traditional payment rails may reduce operational friction for companies considering stablecoin use cases. The Company believes this area is particularly important because enterprises generally require robust ledgers, controls, compliance workflows, and accounting integration before adopting new payment rails at scale.

Regulatory developments remain a key determinant of market trajectory. During the reporting period, UK lawmakers urged the Bank of England to ease aspects of proposed stablecoin rules, highlighting an ongoing policy debate around how to balance innovation, financial stability, redemption risk, and the potential impact of stablecoins on bank deposits. The Company believes regulatory design will remain one of the most important factors shaping stablecoin adoption across consumer payments, enterprise settlement, and financial-market infrastructure.

Taken together, the week’s developments suggest that crypto payments infrastructure is becoming more commercially and institutionally relevant. However, the Company cautions that the sector remains early and that broad adoption is not assured. Stablecoin payment systems must continue to address regulatory clarity, liquidity depth, counterparty risk, cybersecurity, operational resilience, consumer protection, merchant demand, and integration with existing financial infrastructure.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com